

Mail Stop 3720

April 17, 2017

Alan B. Miller
Chief Executive Officer
Universal Health Services, Inc.
Universal Corporation Center
367 South Gulph Road
King of Prussia, PA 61558

Re: **Universal Health Services, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2016
        Filed February 28, 2017
        Form 8-K
        Filed February 28, 2017
        File No. 001-10765

Dear Mr. Miller:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016
Management's Discussion and Analysis of Financial Condition and Results of Operations, Results of Operations, pages 47 and 48

1.   We note in your quarterly results on page 125, net income as a percentage of revenue declined significantly in the third quarters of 2016 and 2015 when compared to the other quarters of the respective years. Please explain to us why you have experienced higher expenses in the third quarter and tell us if this is indicative of a trend or a change in the

relationship between costs and revenues in the third quarter. If so, please discuss in your future MD&A.

Notes to Consolidated Audited Financial Statements
Note 11. Segment Reporting, page 124

2.   Please tell us and disclose the amount of revenues and long-lived assets domestically and attributable to foreign countries. If assets in the United Kingdom are material, they should be disclosed separately. Please refer to ASC 280-10-50-41 and 50-42.

Form 8-K filed February 28, 2017

Exhibit 99.1
Schedules of Non-GAAP Supplemental Consolidated Statements of Income Information
For the three and twelve months ended December 31, 2016 and 2015

3.   We note that you exclude lease and rental expense from Operating income/margin ("EBITDAR"). Please explain to us why lease and rental expenses are not a normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications